[redacted]

12011923

FEB 24 2012

Washington, DC
123

[STATES]
[EXCH]ANGE COMMISSION
[Washington, D].C. 20549

•PB
3/16

KA 3/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A. BRIDGE REALVEST SECURITIES, CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 VERVALEN STREET, SUITE 100
(No. and Street)

CLOSTER, (City) N.J. (State) 07624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GILBERT SANDLER (201) 297-7426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, (Address) N.Y. (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/12/12

OATH OR AFFIRMATION

I, GILBERT SANDLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. BRIDGE REALVEST SECURITIES, CORP., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

JEREMY FUNG
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES DEC. 10, 2015
I.D.# 2402954

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. BRIDGE-REALVEST SECURITIES CORPORATION

CONTENTS

DECEMBER 31, 2011

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

A. BRIDGE-REALVEST SECURITIES CORPORATION

I have audited the accompanying statement of financial condition of A. Bridge-Realvest Securities Corporation as of December 31, 2011 and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of A. Bridge-Realvest Securities Corporation as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 20, 2012

A. BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash		$ 61,214
Accounts receivable		5,000
Total assets		**$ 66,214**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses		$ 5,847
Total liabilities		**5,847**
STOCKHOLDERS' EQUITY:		
Common stock, no par value; authorized 200 shares; outstanding 20 shares	$ 20	
Additional paid-in-capital	29,784	
Retained earnings	30,563	
Total stockholders' equity		**60,367**
Total liabilities and stockholders' equity		**$ 66,214**

See notes to financial statements.

A. BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Fee income		$ 64,785
Interest		177
Total revenue		**64,962**
Expenses:		
Commissions paid registered representatives	$ 13,300	
Regulatory fees	2,073	
Rent	5,400	
Subscriptions and publications	7,508	
Office supplies	1,026	
Telephone	5,721	
Professional Fees	4,452	
Marketing expense	4,077	
Travel	4,397	
Insurance	12,935	
Consulting fees	3,674	
Other expenses	884	
Total expenses		**65,447**
Net loss		**($ 485)**

See notes to financial statements

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

A. BRIDGE REALVEST SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

DECEMBER 31, 2011

Cash flows from operating activities:		
Net loss		($ 485)
Changes in operating assets and liabilities:		
Increase in accounts receivable	($ 5,000)	
Increase in accrued expenses	1,320	
Total adjustments		(3,680)
Net cash decrease provided by operating activities		(4,165)
Cash and cash equivalents-January 1, 2011		65,379
Cash and cash equivalents-December 31, 2011		**$ 61,214**

See notes to financial statements.

A. BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

Stockholders' equity, January 1, 2011	$ 60,852
Less: Net loss	(485)
Stockholders' equity, December 31, 2011	**$ 60,367**

See notes to financial statements.

A. BRIDGE-REALVEST SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. **Nature of Business:**

   The Company became a corporation on January 23, 1995 in the State of New York. The Company operates as a remarketing, indexing and private placement agent for institutional customers.

2. **Summary of significant accounting policies:**

   Income taxes:
   Income taxes are based on the net income of the company.

3. **Net capital requirements:**

   Exemption from Rule 15c-3-3 is claimed under (k) (2) (i).

   As a registered broker-dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater.

   At December 31, 2011, the Company had net capital of $55,367, as reported on page 7 of the audited Form X-17A-5, which was $50,367 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .1056 to 1.

A. BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2011

Common Stock		$ 20
Additional paid-in-capital		29,784
Retained earnings		30,563
		60,367
Less: non-allowable assets		(5,000)
Net capital		**55,367**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $5,847)	**$ 390**	5,000
Excess net capital		**$50,367**
Excess net capital at 1000%		**$49,367**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 5,847**
Percentage of aggregate indebtedness to net capital	**10.56 %**

See notes to financial statements.

A. BRIDGE-REALVEST SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2011

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 60,367
Audit Adjustments-non-allowable assets	(5,000) *
Net capital per audited report, December 31, 2011	**$ 55,367**

Non-allowable asset not deducted on 12/31/2011 Focus Report.

A. BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

A. BRIDGE-REALVEST SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members' of

A. BRIDGE REALVEST SECURITIES CORPORATION

In planning and performing our audit of the financial statements and supplementary schedules of A. Bridge Realvest Securities Corporation (the "Company") for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons, and recordation of differences required by Rule 17a-13..

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to tin the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management and required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does and allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2012